Registered office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06 59821 eni.com

Rome, March 22, 2017 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2016 of Eni SpA.

Dear Sirs, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eni SpA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 22, 2017.

Sincerely,

/s/ Andrea Simoni
Andrea Simoni
Title: Executive Vice President Accounting and Financial Statements Department

Company share capital Euro 4,005,358,876.00 full paid up

Rome Company Register, Tax Identification Number 0484960588

VAT number 00905811006, R.E.A. Rome n. 756453

Branches:

Via Emilia, 1 and Piazza Ezio Vanoni, 1

20097 San Donato Milanese (Milan) - Italy